United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION (US GAAP)
SIGNATURES

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003	F-3
Consolidated Statements of Income for the three-month periods ended June 30, 2004 and 2003 and March 31, 2004 and for the six-month periods ended June 30, 2004 and 2003	F-5
Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2004 and 2003 and March 31, 2004 and for the six-month periods ended June 30, 2004 and 2003	F-6
Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2004 and 2003 and March 31, 2004 and for the six-month periods ended June 30, 2004 and 2003	F-7
Notes to the Condensed Consolidated Financial Information	F-8

[ Intentionally Left Blank ]

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	June	December
	30, 2004	31, 2003
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,059	585
Accounts receivable
Related parties	121	115
Unrelated parties	782	703
Loans and advances to related parties	36	56
Inventories	609	505
Deferred income tax	66	91
Others	396	419

	3,069	2,474

Property, plant and equipment, net and mining rights	6,872	6,484
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	966	1,034
Other assets
Goodwill on acquisition of subsidiaries	419	451
Loans and advances
Related parties	33	40
Unrelated parties	61	68
Prepaid pension cost	70	82
Deferred income tax	369	234
Judicial deposits	419	407
Unrealized gain on derivative instruments	1	5
Others	155	155

	1,527	1,442

TOTAL	12,434	11,434

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	June	December
	30, 2004	31, 2003
Liabilities and stockholders’ equity	(unaudited)
Current liabilities
Suppliers	364	482
Payroll and related charges	84	78
Interest attributed to stockholders	142	118
Current portion of long-term debt — unrelated parties	853	1,009
Short-term debt	127	129
Loans from related parties	45	119
Others	365	318

	1,980	2,253

Long-term liabilities
Employees post-retirement benefits	192	198
Long-term debt — unrelated parties	3,488	2,767
Loans from related parties	1	4
Provisions for contingencies (Note 10)	658	635
Unrealized loss on derivative instruments	122	96
Others	281	268

	4,742	3,968

Minority interests	533	329

Stockholders’ equity
Preferred class A stock - 600,000,000 no-par-value shares authorized and 138,575,913 issued	1,176	1,055
Common stock - 300,000,000 no-par-value shares authorized and 249,983,143 issued	2,121	1,902
Treasury stock - 4,183 (2003 - 4,183) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(4,696)	(4,375)
Appropriated retained earnings	2,501	3,035
Unappropriated retained earnings	3,667	2,857

	5,179	4,884

TOTAL	12,434	11,434

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month			Six months
	periods ended			ended June 30
	June	March	June
	30, 2004	31, 2004	30, 2003	2004	2003
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	1,262	1,061	761	2,323	1,507
Kaolin	39	39	14	78	30
Manganese and ferroalloys	164	131	89	295	164
Potash	31	23	21	54	42
Copper	24	—	—	24	—
Others	—	—	7	—	16

	1,520	1,254	892	2,774	1,759
Revenues from logistic services	220	191	138	411	253
Aluminum products	289	280	188	569	355
Other products and services	4	6	1	10	5

	2,033	1,731	1,219	3,764	2,372
Value-added tax	(113)	(75)	(49)	(188)	(92)

Net operating revenues	1,920	1,656	1,170	3,576	2,280

Operating costs and expenses
Cost of ores and metals sold	(647)	(643)	(438)	(1,290)	(866)
Cost of logistic services	(117)	(115)	(73)	(232)	(143)
Cost of aluminum products	(143)	(147)	(157)	(290)	(299)
Others	(5)	(3)	(2)	(8)	(3)

	(912)	(908)	(670)	(1,820)	(1,311)
Selling, general and administrative expenses	(106)	(101)	(45)	(207)	(94)
Research and development	(27)	(23)	(12)	(50)	(23)
Employee profit sharing plan	(17)	(13)	(9)	(30)	(21)
Others	(26)	(28)	(46)	(54)	(80)

	(1,088)	(1,073)	(782)	(2,161)	(1,529)

Operating income	832	583	388	1,415	751

Non-operating income (expenses)
Financial income	19	12	29	31	57
Financial expenses	(106)	(142)	(64)	(248)	(146)
Foreign exchange and monetary gains (losses), net	(245)	(42)	257	(287)	307

	(332)	(172)	222	(504)	218

Income before income taxes, equity results and minority interests	500	411	610	911	969

Income taxes
Current	(41)	(97)	(135)	(138)	(141)
Deferred	(23)	32	(25)	9	(90)

	(64)	(65)	(160)	(129)	(231)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	150	86	35	236	129
Minority interests	(82)	(27)	(29)	(109)	(47)

Income from continuing operations	504	405	456	909	820

Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	—	(10)

Net income for the period	504	405	456	909	810

Basic earnings per Preferred Class A Share	1.31	1.06	1.19	2.37	2.11

Basic earnings per Common Share	1.31	1.06	1.19	2.37	2.11

Weighted average number of shares outstanding (thousands of shares)
Common shares	245,268	245,268	245,268	245,268	245,268
Preferred Class A shares	138,571	138,571	138,571	138,571	138,571

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

	Three-month			Six months
	periods ended			ended June 30
	June	March	June
	30, 2004	31, 2004	30, 2003	2004	2003
Cash flows from operating activities:
Net income	504	405	456	909	810
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	79	99	54	178	97
Dividends received	60	61	36	121	72
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(150)	(86)	(35)	(236)	(129)
Deferred income taxes	23	(32)	25	(9)	90
Provisions for other contingencies	—	—	—	—	9
Impairment of property, plant and equipment	—	—	12	—	12
Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	—	10
Pension plan	3	3	2	6	5
Foreign exchange and monetary losses (gains)	291	45	(257)	336	(399)
Net unrealized derivative losses (gains)	(22)	54	(1)	32	2
Minority interests	82	27	29	109	47
Others	51	(35)	(3)	16	3
Decrease (increase) in assets:
Accounts receivable	(132)	(23)	65	(155)	129
Inventories	(67)	(15)	(27)	(82)	(3)
Others	67	(25)	23	42	22
Increase (decrease) in liabilities:
Suppliers	(59)	(25)	28	(84)	(65)
Payroll and related charges	(18)	(3)	13	(21)	7
Others	(12)	147	39	135	96

Net cash provided by operating activities	700	597	459	1,297	815

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(6)	—	(54)	(6)	(77)
Repayments	5	41	—	46	29
Others	4	15	1	19	17
Guarantees and deposits	(18)	(24)	(152)	(42)	(164)
Additions to investments	(6)	(9)	(61)	(15)	(61)
Additions to property, plant and equipment	(416)	(381)	(305)	(797)	(503)
Proceeds from disposal of investments	—	—	37	—	37

Net cash used in investing activities	(437)	(358)	(534)	(795)	(722)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(44)	44	60	—	(33)
Loans
Related parties
Additions	3	3	—	6	—
Repayments	(1)	(6)	(6)	(7)	(22)
Issuances of long-term debt
Related parties	—	—	—	—	2
Others	227	665	40	892	217
Repayments of long-term debt
Related parties	—	—	(4)	—	(4)
Others	(201)	(470)	(175)	(671)	(276)
Interest attributed to stockholders	(269)	—	(215)	(269)	(215)

Net cash provided by (used in) financing activities	(285)	236	(300)	(49)	(331)

Increase (decrease) in cash and cash equivalents	(22)	475	(375)	453	(238)
Effect of exchange rate changes on cash and cash equivalents	(2)	(3)	57	(5)	113
Initial cash in new consolidated subsidiary	—	26	—	26
Cash and cash equivalents, beginning of period	1,083	585	1,284	585	1,091

Cash and cash equivalents, end of period	1,059	1,083	966	1,059	966

Cash paid during the period for:
Interest on short-term debt	—	(2)	(1)	(2)	(7)
Interest on long-term debt	(51)	(80)	(33)	(131)	(86)
Income tax	—	—	(27)	—	(33)
Non-cash transactions
Conversion of loans receivable to investments	—	—	76	—	87

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended			Six months ended June 30
	June 30,	March 31,	June 30,
	2004	2004	2003	2004	2003
Preferred class A stock (including one special share)
Beginning of the period	1,055	1,055	904	1,055	904
Transfer from appropriated retained earnings	121	—	151	121	151

End of the period	1,176	1,055	1,055	1,176	1,055

Common stock
Beginning of the period	1,902	1,902	1,630	1,902	1,630
Transfer from appropriated retained earnings	219	—	272	219	272

End of the period	2,121	1,902	1,902	2,121	1,902

Treasury stock
Beginning and end of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(4,480)	(4,449)	(4,999)	(4,449)	(5,185)
Change in the period	(277)	(31)	593	(308)	779

End of the period	(4,757)	(4,480)	(4,406)	(4,757)	(4,406)

Unrealized gain on available-for-sale securities
Beginning of the period	77	74	13	74	—
Change in the period	(16)	3	5	(13)	18

End of the period	61	77	18	61	18

Adjustments relating to investments in affiliates
Beginning and end of the period	—	—	10	—	10

Total other cumulative comprehensive loss	(4,696)	(4,403)	(4,378)	(4,696)	(4,378)

Appropriated retained earnings
Beginning of the period	3,016	3,035	2,351	3,035	2,230
Transfer (to) from retained earnings	(175)	(19)	364	(194)	485
Transfer to capital stock	(340)	—	(423)	(340)	(423)

End of the period	2,501	3,016	2,292	2,501	2,292

Retained earnings
Beginning of the period	3,119	2,857	3,321	2,857	3,288
Net income	504	405	456	909	810
Interest attributed to stockholders
Preferred class A stock	(48)	(58)	(48)	(106)	(120)
Common stock	(83)	(104)	(84)	(187)	(212)
Appropriation (to) from reserves	175	19	(364)	194	(485)

End of the period	3,667	3,119	3,281	3,667	3,281

Total stockholders’ equity	5,179	5,099	4,562	5,179	4,562

Comprehensive income is comprised as follows:
Net income for the period	504	405	456	909	810
Cumulative translation adjustments	(277)	(31)	593	(308)	779
Unrealized gain (loss) on available-for-sale securities	(16)	3	5	(13)	18

Total comprehensive income	211	377	1,054	588	1,607

Shares
Preferred class A stock (including one special share)	138,575,913	138,575,913	138,575,913	138,575,913	138,575,913

Common stock	249,983,143	249,983,143	249,983,143	249,983,143	249,983,143

Treasury stock (1)
Beginning of the period	(4,719,353)	(4,719,353)	(4,719,635)	(4,719,353)	(4,719,651)
Sales	—	—	230	—	246

End of the period	(4,719,353)	(4,719,353)	(4,719,405)	(4,719,353)	(4,719,405)

	383,839,703	383,839,703	383,839,651	383,839,703	383,839,651

Interest attributed to stockholders (per share)
Preferred class A stock (including one special share)	0.78	0.42	0.52	0.78	0.52
Common stock	0.78	0.42	0.52	0.78	0.52

(1)	As of June 30, 2004, 4,715,170 common shares and 4,183 preferred shares were held in treasury in the amount of $ 88. The 4,715,170 common shares guarantee a loan of our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity
Alumina do Norte do Brasil S.A. — Alunorte	57	Brazil	Aluminum
Alumínio Brasileiro S.A. — Albras (8)	51	Brazil	Aluminum
CADAM S.A. (2) (4)	37	Brazil	Kaolin
CELMAR S.A. — Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. — FERTECO (3)	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. — ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (1) (5)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. — MBR (4) (7)	56	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	76	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	Bahamas	International finance
Rio Doce Manganèse Europe — RDME	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
Rio Doce Manganês S.A. (6)	100	Brazil	Manganese and Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and Manganese
Vale do Rio Doce Alumínio S.A. — ALUVALE (5)	100	Brazil	Aluminum

(1)	Development stage companies

(2)	Through Caemi Mineração e Metalurgia S.A.

(3)	Merged with CVRD on August 29, 2003

(4)	Consolidated as from September 2003

(5)	Merged with CVRD on December 30, 2003

(6)	Formerly Sibra-Eletrosiderúrgica Brasileira S.A.

(7)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

(8)	Consolidated as from January 1, 2004 (See Note 4)

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value. We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in electrical energy projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2004 and 2003 and March 31, 2004 and for the six month periods ended June 30, 2004 and 2003 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three month period ended June 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at June 30, 2004, March 31, 2004 and December 31, 2003 were R$ 3,1075: US$ 1,00, R$ 2,9086: US$ 1,00 and R$ 2,8892: US$ 1,00, respectively.

4	Change in accounting practices

In June 2001, the FASB issued SFAS 143 — “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional $26 for asset retirement obligations was recorded as “Others — long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

In December 2003, the FASB issued FIN 46R – “Consolidation of Variable Interest Entities, (revised December 2003)”. The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE. Alumínio Brasileiro S.A – ALBRAS was identified as a VIE and was consolidated as from January 1, 2004.

5	Recently-issued accounting pronouncements

Emerging Issue Task Force No. 04-03 (EITF 04-03), Mining assets: Impairment and Business Combinations and No. 03-01 (EITF 03-01), The Meaning of Other – Than – Temporary Impairment and its Application to Certain Investments were issued in March, 2004.

The Company does not expect any significant impacts on its financial statements arising from these new pronouncements.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month			Six months
	periods ended			ended June 30
	June 30,	March 31,	June 30,
	2004	2004	2003	2004	2003
Income before income taxes, equity results and minority interests	500	411	610	911	969

Federal income tax and social contribution expense at statutory enacted rates	(171)	(139)	(207)	(310)	(329)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	44	55	59	99	122
Exempt foreign income (expenses)	21	14	(26)	35	(42)
Difference on tax basis of equity investees	(16)	(14)	—	(30)	—
Tax incentives	3	9	40	12	40
Valuation allowance reversal	52	—	—	52	9
Other non-taxable gains (losses)	3	10	(26)	13	(31)

Federal income tax and social contribution expense in consolidated statements of income	(64)	(65)	(160)	(129)	(231)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	June 30,	December 31,
	2004	2003
Finished products
Iron ore and pellets	147	146
Manganese and ferroalloys	92	78
Alumina	25	20
Aluminum	34	—
Copper	10	—
Kaolin	18	16
Others	7	8
Spare parts and maintenance supplies	276	237

	609	505

8	Investments in affiliated companies and joint ventures

	June 30, 2004				Investments		Equity Adjustments					Dividends received
							Three Months		periods	Six months		Three Months		periods	Six months		Quoted
									ended	ended June 30				ended	ended June 30		market
				Net income
	Participation in		Net	(loss) for	June 30,	December	June	March	June			June	March	June			June 30,
	capital (%)		equity	the period	2004	31, 2003	30, 2004	31, 2004	30, 2003	2004	2003	30, 2004	31, 2004	30, 2003	2004	2003	2004
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	436	297	50	31	16	18	10	34	20	—	13	—	13	—	216
Companhia Siderúrgica de Tubarão — CST (1)	26.93	28.79	503	280	141	86	61	17	6	78	12	—	—	—	—	5	406
California Steel Industries Inc. — CSI	50.00	50.00	232	28	116	103	15	(1)	—	14	3	2	—	3	2	3	—
SIDERAR (costs $15) — available for sale investments	4.85	4.85	—	—	72	89	—	—	—	—	—	—	—	—	—	—	72

					379	309	92	34	16	126	35	2	13	3	15	8	694
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	380	62	152	168	14	11	6	25	10	20	21	—	41	5	—
Valesul Alumínio S.A. — VALESUL	54.51	54.51	80	13	43	49	4	3	1	7	5	7	2	3	9	3	—
Alumínio Brasileiro S.A. — ALBRAS (5)	—	—	—	—	—	112	—	—	40	—	79	—	—	—	—	—	—
Alumínio Brasileiro S.A. — ALBRAS — change in provision for losses (5)					—	—	—	—	—	—	1	—	—	—	—	—	—

					195	329	18	14	47	32	95	27	23	3	50	8	—
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	—	—	—	—	7	—	12	—	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.11	51.00	41	14	21	18	5	2	(1)	7	—	—	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	51.00	50.89	37	8	19	17	3	1	2	4	3	—	—	—	—	2	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	4	4	2	1	1	1	—	2	—	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO - change in provision for losses					—	—	—	—	6	—	9	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	51.00	50.90	26	6	13	11	3	1	1	4	1	—	—	1	—	1	—
Gulf Industrial Investment Company — GIIC	50.00	50.00	77	11	39	40	2	4	4	6	6	1	6	—	7	5	—
SAMARCO Mineração S.A. — SAMARCO (4)	50.00	50.00	331	90	200	221	20	25	23	45	42	30	19	25	49	39	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	33	(3)	16	15	(2)	—	1	(2)	2	—	—	1	—	1	—
Others	—	—	—	—	20	21	—	(1)	(1)	(1)	2	—	—	1	—	1	—

					330	344	32	33	42	65	77	31	25	28	56	49	—
Logistics
Ferroban — Ferrovias Bandeirantes S.A. — change in provision for losses	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. — FCA — change in provision for losses (3)	—	—	—	—	—	—	—	—	(73)	—	(84)	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	49	39	8	6	—	14	—	—	—	—	—	—	—
MRS Logística S.A. — change in provision for losses	—	—	—	—	—	—	—	—	3	—	4	—	—	—	—	—	—
Others, mainly investments sold in 2003	—	—	—	—	6	4	—	—	(2)	—	(3)	—	—	—	—	—	—

					56	44	8	6	(72)	14	(83)	—	—	—	—	—	—
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. — FOSFERTIL (2)	—	—	—	—	—	—	—	—	2	—	5	—	—	2	—	7	—
Others	—	—	—	—	6	8	—	(1)	—	(1)	—	—	—	—	—	—	—

					6	8	—	(1)	2	(1)	5	—	—	2	—	7	—

Total					966	1,034	150	86	35	236	129	60	61	36	121	72	694

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for $ 60;

(2)	Investment sold in 2003;

(3)	Consolidated as from September, 2003, after acquisition of control;

(4)	Investment includes goodwill of $35 in 2004 and $ 37 in 2003;

(5)	Albras was consolidated as from January 1, 2004.

9	Pension plans

				Six months
			Quarter	ended June 30
	June 30,	March 31,	June 30,
	2004	2004	2003	2004	2003
Service cost — benefits earned during the period	—	1	1	1	1
Interest cost on projected benefit obligation	36	38	36	74	67
Actual return on assets	(32)	(44)	(87)	(76)	(118)
Amortization of initial transitory obligation	2	2	2	4	4
Net deferral	(3)	6	50	3	51

Net periodic pension cost	3	3	2	6	5

Employer contributions

We previously disclosed in our consolidated financial statements for the year ended December 31, 2003, that we expected to contribute $14 to our pension plan in 2004. As of June 30, 2004, $7 of contributions have been made. We do not expect any change in our previous estimate.

10	Commitments and contingencies

(a)	At June 30, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $8, of which $7 is denominated in United States dollars and the remaining $1 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	7	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	8

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2004		December 31, 2003
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	184	76	177	66
Civil claims	135	56	167	54
Tax — related actions	334	283	285	279
Others	5	4	6	8

	658	419	635	407

Labor — related actions principally comprise employee claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements — CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. An increase of $4 for tax deposits during 2004 refers mainly to an action in which we challenged the annual limitation on use to our tax loss carry forwards.

Contingencies settled in the three-month period ended June 30, 2004, and 2003 and March 31, 2004 aggregated $14, $32 and $23, respectively, and additional provisions aggregated $39, $18 and $13, respectively.

In addition to the contingencies for which we have made provisions we have possible losses in connection with tax contingencies totaling $293 and $335 at June 30, 2004 and 2003, respectively, for which no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise there from no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to purchase approximately 43,970 thousand metric tons of bauxite from Mineração Rio do Norte S.A. - MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$ 19.43 per metric ton as of June 30, 2004, it represents the following total commitment:

2004 as from July	27,550
2005	55,100
2006	55,100
2007	55,100
2008	55,100
2009 and thereafter	606,350

854,300

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $ 205 million, which represents half of the $ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years, which had already been extended for an additional period of two years and on April 28, 2004 was extended again for another 5 years. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of June 30, 2004, the remaining contributions towards exploration and development activities totaled $ 68 million. In the event that either of us wishes to conduct further exploration and development after having spent such $ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources. On March 26, 2004 as a result of exploiting our mineral resources we declared a distribution on these “debentures” in the amount of $ 2, payable as from April 1, 2004.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of January 01, 2004	81
Accretion expense	2
Cumulative translation adjustment	(1)

Balance as of March 31, 2004	82

Accretion expense	4
Cumulative translation adjustment	(4)

Balance as of June 30, 2004	82

Balance as of January 01, 2004	81
Accretion expense	6
Cumulative translation adjustment	(5)

Balance as of June 30, 2004	82

11	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:

•	Aluminum — comprises aluminum trading activities, alumina refining, aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

     Consolidated net income and principal assets are reconciled as follows:

Results by segment — before eliminations (Unaudited)

	As of and for the three-month periods ended
	June 30, 2004
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,875	81	22	398	—	(923)	1,453
Gross revenues — Domestic	364	35	219	47	—	(85)	580
Cost and expenses	(1,588)	(89)	(142)	(308)	—	1,008	(1,119)
Depreciation, depletion and amortization	(57)	(6)	(8)	(8)	—	—	(79)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	591	21	91	129	—	—	832
Financial income	63	—	2	20	1	(67)	19
Financial expenses	(139)	(2)	(5)	(26)	(1)	67	(106)
Foreign exchange and monetary gains (losses), net	(202)	(2)	(1)	(42)	2	—	(245)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	32	—	8	18	92	—	150
Income taxes	(87)	(4)	(1)	31	(3)	—	(64)
Minority interests	(31)	1	—	(52)	—	—	(82)

Net income	227	14	94	78	91	—	504

Sales classified by geographic destination:
Export market
America, except United States	172	—	18	41	—	(98)	133
United States	121	—	—	7	—	(70)	58
Europe	857	68	4	212	—	(435)	706
Middle East/Africa/Oceania	87	1	—	—	—	(19)	69
Japan	187	4	—	105	—	(99)	197
China	300	5	—	33	—	(135)	203
Asia, other than Japan and China	151	3	—	—	—	(67)	87

	1,875	81	22	398	—	(923)	1,453
Domestic market	364	35	219	47	—	(85)	580

	2,239	116	241	445	—	(1,008)	2,033

Assets:
Property, plant and equipment, net	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	165	62	153	35	1	—	416
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	330	—	56	195	385	—	966

Capital employed	4,307	679	449	816	26	—	6,277

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three-month periods ended
	March 31, 2004
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,562	34	19	363	—	(735)	1,243
Gross revenues — Domestic	287	28	184	59	—	(70)	488
Cost and expenses	(1,366)	(53)	(128)	(304)	—	805	(1,046)
Depreciation, depletion and amortization	(78)	(6)	(7)	(8)	—	—	(99)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	402	3	68	110	—	—	583
Financial income	44	—	4	(17)	1	(20)	12
Financial expenses	(116)	(1)	(4)	(41)	—	20	(142)
Foreign exchange and monetary gains (losses), net	(32)	—	(5)	(6)	1	—	(42)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	33	—	6	14	33	—	86
Income taxes	(54)	—	(2)	(9)	—	—	(65)
Minority interests	(14)	(1)	—	(12)	—	—	(27)

Net income	263	1	67	39	35	—	405

Sales classified by geographic destination:
Export market
America, except United States	158	—	15	70	—	(103)	140
United States	107	—	—	38	—	(66)	79
Europe	659	22	4	149	—	(312)	522
Middle East/Africa/Oceania	89	—	—	—	—	(26)	63
Japan	150	8	—	80	—	(67)	171
China	238	4	—	26	—	(97)	171
Asia, other than Japan and China	161	—	—	—	—	(64)	97

	1,562	34	19	363	—	(735)	1,243
Domestic market	287	28	184	59	—	(70)	488

	1,849	62	203	422	—	(805)	1,731

Assets:
Property, plant and equipment, net	4,646	1,060	455	854	1	—	7,016
Additions to Property, plant and equipment	156	71	132	22	—	—	381
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	353	—	51	207	343	—	954

Capital employed	4,298	245	404	819	28	—	5,794

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three-month periods ended
	June 30, 2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,115	18	18	158	—	(495)	814
Gross revenues — Domestic	279	22	108	41	—	(45)	405
Cost and expenses	(1,039)	(40)	(68)	(175)	7	540	(775)
Depreciation, depletion and amortization	(45)	(2)	(3)	(4)	—	—	(54)
Pension plan	(2)	—	—	—	—	—	(2)

Operating income (loss)	308	(2)	55	20	7	—	388
Financial income	51	(1)	5	3	2	(31)	29
Financial expenses	(85)	—	(2)	(7)	(1)	31	(64)
Foreign exchange and monetary gains (losses), net	185	14	(12)	72	(2)	—	257
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	42	—	(72)	47	18	—	35
Income taxes	(139)	1	1	(24)	1	—	(160)
Minority interests	(1)	(3)	—	(25)	—	—	(29)

Net income	361	9	(25)	86	25	—	456

Sales classified by geographic destination:
Export market
America, except United States	121	—	4	36	—	(84)	77
United States	70	2	—	17	—	(47)	42
Europe	491	14	10	45	—	(185)	375
Middle East/Africa/Oceania	68	—	1	—	—	(14)	55
Japan	131	2	2	47	—	(60)	122
China	148	—	—	13	—	(68)	93
Asia, other than Japan and China	86	—	1	—	—	(37)	50

	1,115	18	18	158	—	(495)	814
Domestic market	279	22	108	41	—	(45)	405

	1,394	40	126	199	—	(540)	1,219

Assets:
Property, plant and equipment, net	3,103	634	212	522	31	—	4,502
Additions to Property, plant and equipment	177	94	17	20	—	—	308
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	—	2	305	306	—	1,072

Capital employed	2,875	158	245	486	29	—	3,793

(1)	Albras was consolidated as from January 1, 2004. Generating contribution to net revenues and operating income of $61 and $74, $46 and $54 in the three-month periods ended June 30, 2004 and March 31, 2004, respectively.

Operating income by product — after eliminations (Unaudited)

	For the three-month periods ended
	June 30, 2004

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	732	211	943	(38)	905	(394)	511	—	(55)	456
Pellets	251	68	319	(11)	308	(207)	101	—	—	101
Manganese	8	3	11	(2)	9	(7)	2	—	—	2
Ferroalloys	103	50	153	(13)	140	(72)	68	—	(3)	65

	1,094	332	1,426	(64)	1,362	(680)	682	—	(58)	624
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	31	31	(6)	25	(13)	12	—	(1)	11
Kaolin	34	5	39	(1)	38	(21)	17	—	(4)	13
Copper	24	—	24	—	24	(4)	20	—	(2)	18

	58	36	94	(7)	87	(38)	49	—	(7)	42
Aluminum
Alumina	83	—	83	(4)	79	(66)	13	—	(5)	8
Aluminum	197	1	198	(1)	197	(67)	130	—	(3)	127
Bauxite	8	—	8	—	8	(8)	—	—	—	—

	288	1	289	(5)	284	(141)	143	—	(8)	135
Logistics
Railroads	—	153	153	(25)	128	(81)	47	—	(4)	43
Ports	—	45	45	(3)	42	(21)	21	—	(1)	20
Ships	10	12	22	(7)	15	(25)	(10)	—	(1)	(11)

	10	210	220	(35)	185	(127)	58	—	(6)	52
Others	3	1	4	(2)	2	(23)	(21)	—	—	(21)

	1,453	580	2,033	(113)	1,920	(1,009)	911	—	(79)	832

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three-months ended
	March 31, 2004

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	652	174	826	(23)	803	(385)	418	—	(70)	348
Pellets	183	52	235	(8)	227	(172)	55	—	(3)	52
Manganese	6	3	9	(1)	8	(7)	1	—	—	1
Ferroalloys	91	31	122	(8)	114	(86)	28	—	(4)	24

	932	260	1,192	(40)	1,152	(650)	502	—	(77)	425
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	23	23	(3)	20	(9)	11	—	(2)	9
Kaolin	34	5	39	(2)	37	(22)	15	—	(3)	12
Copper	—	—	—	—	—	—	—	—	—	—

	34	28	62	(5)	57	(31)	26	—	(5)	21
Aluminum
Alumina	98	6	104	(5)	99	(90)	9	—	(4)	5
Aluminum	150	11	161	—	161	(54)	107	—	(4)	103
Bauxite	15	—	15	—	15	(13)	2	—	—	2

	263	17	280	(5)	275	(157)	118	—	(8)	110
Logistics
Railroads	—	133	133	(19)	114	(66)	48	—	(8)	40
Ports	—	38	38	(3)	35	(23)	12	—	(1)	11
Ships	11	9	20	(3)	17	(27)	(10)	—	—	(10)

	11	180	191	(25)	166	(116)	50	—	(9)	41
Others	3	3	6	—	6	(20)	(14)	—	—	(14)

	1,243	488	1,731	(75)	1,656	(974)	682	—	(99)	583

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three-months ended
	June 30, 2003

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	458	135	593	(18)	575	(283)	292	—	(20)	272
Pellets	118	50	168	(7)	161	(134)	27	(12)	(4)	11
Manganese	14	2	16	(1)	15	(2)	13	—	(1)	12
Ferroalloys	46	27	73	(5)	68	(46)	22	—	(2)	20

	636	214	850	(31)	819	(465)	354	(12)	(27)	315
Non ferrous
Gold	7	—	7	—	7	(7)	—	—	(2)	(2)
Potash	—	21	21	(2)	19	(10)	9	—	(1)	8
Kaolin	13	1	14	(1)	13	(9)	4	—	—	4
Copper	—	—	—	—	—	—	—	—	—	—

	20	22	42	(3)	39	(26)	13	—	(3)	10
Aluminum
Alumina	65	39	104	(2)	102	(86)	16	—	(4)	12
Aluminum	74	4	78	—	78	(68)	10	—	—	10
Bauxite	6	—	6	—	6	(6)	—	—	—	—

	145	43	188	(2)	186	(160)	26	—	(4)	22
Logistics
Railroads	—	79	79	(8)	71	(19)	52	—	(16)	36
Ports	—	38	38	(5)	33	(27)	6	—	(2)	4
Ships	13	8	21	—	21	(21)	—	—	—	—

	13	125	138	(13)	125	(67)	58	—	(18)	40
Others	—	1	1	—	1	2	3	—	(2)	1

	814	405	1,219	(49)	1,170	(716)	454	(12)	(54)	388

Results by segment — before eliminations (Unaudited)

	Six-month periods ended June 30
	2004
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,437	115	41	761	—	(1,658)	2,696
Gross revenues — Domestic	651	63	403	106	—	(155)	1,068
Cost and expenses	(2,954)	(142)	(270)	(612)	—	1,813	(2,165)
Depreciation, depletion and amortization	(135)	(12)	(15)	(16)	—	—	(178)
Pension plan	(6)	—	—	—	—	—	(6)

Operating (loss) income	993	24	159	239	—	—	1,415
Financial income	107	—	6	3	2	(87)	31
Financial expenses	(255)	(3)	(9)	(67)	(1)	87	(248)
Foreign exchange and monetary gains (losses), net	(234)	(2)	(6)	(48)	3	—	(287)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	65	—	14	32	125	—	236
Income taxes	(141)	(4)	(3)	22	(3)	—	(129)
Minority interests	(45)	—	—	(64)	—	—	(109)

Income from continuing operations	490	15	161	117	126	—	909
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	490	15	161	117	126	—	909

Sales classified by geographic destination:
Export market
America, except United States	330	—	33	111	—	(201)	273
United States	228	—	—	45	—	(136)	137
Europe	1,516	90	8	361	—	(747)	1,228
Middle East/Africa/Oceania	176	1	—	—	—	(45)	132
Japan	337	12	—	185	—	(166)	368
China	538	9	—	59	—	(232)	374
Asia, other than Japan and China	312	3	—	—	—	(131)	184

	3,437	115	41	761	—	(1,658)	2,696
Domestic market	651	63	403	106	—	(155)	1,068

	4,088	178	444	867	—	(1,813)	3,764

Assets:
Property, plant and equipment, net	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	322	133	285	57	—	—	797
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	330	—	56	195	385	—	966

Capital employed	4,307	679	449	816	26	—	6,277

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Six-month periods ended June 30
	2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	2,195	41	39	307	—	(971)	1,611
Gross revenues — Domestic	537	46	186	78	—	(86)	761
Cost and expenses	(2,040)	(78)	(129)	(334)	5	1,057	(1,519)
Depreciation, depletion and amortization	(81)	(5)	(5)	(6)	—	—	(97)
Pension plan	(5)	—	—	—	—	—	(5)

Operating (loss) income	606	4	91	45	5	—	751
Financial income	96	—	8	6	3	(56)	57
Financial expenses	(181)	(2)	(3)	(12)	(4)	56	(146)
Foreign exchange and monetary gains (losses), net	210	19	(15)	95	(2)	—	307
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	77	—	(83)	95	40	—	129
Income taxes	(205)	—	—	(26)	—	—	(231)
Minority interests	(1)	(5)	—	(41)	—	—	(47)

Income from continuing operations	602	16	(2)	162	42	—	820
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	(10)

Net income	592	16	(2)	162	42	—	810

Sales classified by geographic destination:
Export market
America, except United States	237	—	18	67	—	(156)	166
United States	171	6	—	19	—	(97)	99
Europe	931	31	16	132	—	(355)	755
Middle East/Africa/Oceania	119	—	4	—	—	(30)	93
Japan	242	3	—	70	—	(109)	206
China	332	1	—	19	—	(152)	200
Asia, other than Japan and China	163	—	1	—	—	(72)	92

	2,195	41	39	307	—	(971)	1,611
Domestic market	537	46	186	78	—	(86)	761

	2,732	87	225	385	—	(1,057)	2,372

Assets:
Property, plant and equipment, net	3,103	634	212	522	31	—	4,502
Additions to Property, plant and equipment	268	145	49	43	1	—	506
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	—	2	305	306	—	1,072

Capital employed	2,875	158	245	486	29	—	3,793

Operating income by product — after eliminations (Unaudited)

	Six-month periods ended June 30
	2004

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	1,384	385	1,769	(61)	1,708	(779)	929	—	(125)	804
Pellets	434	120	554	(19)	535	(379)	156	—	(3)	153
Manganese	14	6	20	(3)	17	(14)	3	—	—	3
Ferroalloys	194	81	275	(21)	254	(158)	96	—	(7)	89

	2,026	592	2,618	(104)	2,514	(1,330)	1,184	—	(135)	1,049
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	54	54	(9)	45	(22)	23	—	(3)	20
Kaolin	68	10	78	(3)	75	(43)	32	—	(7)	25
Copper	24	—	24	—	24	(4)	20	—	(2)	18

	92	64	156	(12)	144	(69)	75	—	(12)	63
Aluminum
Alumina	181	6	187	(9)	178	(156)	22	—	(9)	13
Aluminum	347	12	359	(1)	358	(121)	237	—	(7)	230
Bauxite	23	—	23	—	23	(21)	2	—	—	2

	551	18	569	(10)	559	(298)	261	—	(16)	245
Logistics
Railroads	—	286	286	(44)	242	(147)	95	—	(12)	83
Ports	—	83	83	(6)	77	(44)	33	—	(2)	31
Ships	21	21	42	(10)	32	(52)	(20)	—	(1)	(21)

	21	390	411	(60)	351	(243)	108	—	(15)	93
Others	6	4	10	(2)	8	(43)	(35)	—	—	(35)

	2,696	1,068	3,764	(188)	3,576	(1,983)	1,593	—	(178)	1,415

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Six-month periods ended June 30
	2003

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	879	261	1,140	(36)	1,104	(532)	572	—	(38)	534
Pellets	270	97	367	(12)	355	(297)	58	(12)	(7)	39
Manganese	23	4	27	(2)	25	(6)	19	—	(1)	18
Ferroalloys	93	44	137	(9)	128	(96)	32	—	(4)	28

	1,265	406	1,671	(59)	1,612	(931)	681	(12)	(50)	619
Non ferrous
Gold	16	—	16	—	16	(15)	1	—	(2)	(1)
Potash	—	42	42	(5)	37	(19)	18	—	(2)	16
Kaolin	26	4	30	(1)	29	(19)	10	—	(1)	9
Copper	—	—	—	—	—	—	—	—	—	—

	42	46	88	(6)	82	(53)	29	—	(5)	24
Aluminum
Alumina	124	73	197	(4)	193	(157)	36	—	(6)	30
Aluminum	144	4	148	—	148	(134)	14	—	—	14
Bauxite	10	—	10	—	10	(10)	—	—	—	—

	278	77	355	(4)	351	(301)	50	—	(6)	44
Logistics
Railroads	—	145	145	(15)	130	(34)	96	—	(30)	66
Ports	—	66	66	(6)	60	(35)	25	—	(4)	21
Ships	26	16	42	(2)	40	(58)	(18)	—	—	(18)

	26	227	253	(23)	230	(127)	103	—	(34)	69
Others	—	5	5	—	5	(8)	(3)	—	(2)	(5)

	1,611	761	2,372	(92)	2,280	(1,420)	860	(12)	(97)	751

12	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments is as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Aluminum	Total
Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	—	3	(2)	—	—	1
Unrealized gains (losses) in the period	(5)	(6)	(2)	(18)	(23)	(54)
Effect of exchange rate changes	—	1	—	—	—	1

Unrealized gains (losses) at March 31, 2004	(37)	(48)	1	(36)	(43)	(163)

Unrealized gains (losses) at April 1, 2004	(37)	(48)	1	(36)	(43)	(163)
Financial settlement	1	11	—	—	—	12
Unrealized gains (losses) in the period	9	5	—	4	4	22
Effect of exchange rate changes	2	2	—	2	2	8

Unrealized gains (losses) at June 30, 2004	(25)	(30)	1	(30)	(37)	(121)

Unrealized gains (losses) at April 1, 2003	(10)	(68)	(1)	3	—	(76)
Financial settlement	—	10	—	—	—	10
Unrealized gains (losses) in the period	—	4	—	(3)	—	1
Effect of exchange rate changes	(1)	(11)	—	1	—	(11)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	—	(76)

Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	1	14	(2)	—	—	13
Unrealized gains (losses) in the period	4	(1)	(2)	(14)	(19)	(32)
Effect of exchange rate changes	2	3	—	2	2	9

Unrealized gains (losses) at June 30, 2004	(25)	(30)	1	(30)	(37)	(121)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	—	(73)
Financial settlement	—	14	—	—	—	14
Unrealized gains (losses) in the period	5	(4)	—	(3)	—	(2)
Effect of exchange rate changes	(1)	(15)	—	1	—	(15)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	—	(76)

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2006

13	Subsequent Event

CVRD Divests its Stake in CST

On June 28, 2004 CVRD signed a conditional sales contract with Arcelor, the world´s largest steelmaker, with the intent to sell its stake in Companhia Siderurgica de Tubarão (CST).

CVRD agreed to sell to Arcelor 869,045,672 common shares and 9,381,163,397 preferred shares of CST, representing, respectively, 4.42% of the voting capital and 29.96% of the non-voting capital of this company. On July 28, 2004, the contract was consumated and CVRD was paid US$ 415.1 million for the sale of these shares.

Additionally, on June 28, 2004, CVRD signed an agreement to sell to Arcelor 4,034,524,170 common shares of CST, linked to the current CST shareholders agreement. This last transaction will be concluded when one of the three following events occur, the first to occur will trigger the transaction: (i) termination of the current CST shareholders agreement on May 25, 2005; (ii) waiver given by the other participants of the shareholders agreement; (iii) purchase by Arcelor of the CST shares owned by the other participants of the CST shareholders agreement.

CVRD will be paid US$ 163.4 million for the CST shares. This price will be adjusted by an interest rate equal to Libor plus 1.5% per annum, minus dividends distributed by CST to CVRD from now to the conclusion of the transaction.

The sale of shares to Arcelor implies in the total divestment of the 28.02% share of the CST capital currently owned by CVRD.

* * *

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 13, 2004	By: /s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa Chief Financial Officer